Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Aziyo Biologics, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

05479K106

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05479K106	Schedule 13G	Page 1 of 16

1	Names of Reporting Persons
HighCape Capital, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
0
	6	Shared Voting Power
4,508,831

	7	Sole Dispositive Power
0

	8	Shared Dispositive Power
4,508,831

9	Aggregate Amount Beneficially Owned by Each Reporting Person
4,508,831

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
Not Applicable

11	Percent of Class Represented by Amount in Row 9
63.6%

12	Type of Reporting Person
PN

CUSIP No. 05479K106	Schedule 13G	Page 2 of 16

1	Names of Reporting Persons
HighCape Partners, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
0
	6	Shared Voting Power
4,508,831

	7	Sole Dispositive Power
0

	8	Shared Dispositive Power
4,508,831

9	Aggregate Amount Beneficially Owned by Each Reporting Person
4,508,831

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
Not Applicable

11	Percent of Class Represented by Amount in Row 9
63.6%

12	Type of Reporting Person
PN

CUSIP No. 05479K106	Schedule 13G	Page 3 of 16

1	Names of Reporting Persons
HighCape Partners QP, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
0
	6	Shared Voting Power
4,508,831

	7	Sole Dispositive Power
0

	8	Shared Dispositive Power
4,508,831

9	Aggregate Amount Beneficially Owned by Each Reporting Person
4,508,831

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
Not Applicable

11	Percent of Class Represented by Amount in Row 9
63.6%

12	Type of Reporting Person
PN

CUSIP No. 05479K106	Schedule 13G	Page 4 of 16

1	Names of Reporting Persons
HighCape Partners GP, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
0
	6	Shared Voting Power
4,508,831

	7	Sole Dispositive Power
0

	8	Shared Dispositive Power
4,508,831

9	Aggregate Amount Beneficially Owned by Each Reporting Person
4,508,831

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
Not Applicable

11	Percent of Class Represented by Amount in Row 9
63.6%

12	Type of Reporting Person
OO (Limited Liability Company)

CUSIP No. 05479K106	Schedule 13G	Page 5 of 16

1	Names of Reporting Persons
HighCape Partners GP, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
0
	6	Shared Voting Power
4,508,831

	7	Sole Dispositive Power
0

	8	Shared Dispositive Power
4,508,831

9	Aggregate Amount Beneficially Owned by Each Reporting Person
4,508,831

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
Not Applicable

11	Percent of Class Represented by Amount in Row 9
63.6%

12	Type of Reporting Person
PN

CUSIP No. 05479K106	Schedule 13G	Page 6 of 16

1	Names of Reporting Persons
HighCape Co-Investment Vehicle I, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
0
	6	Shared Voting Power
4,508,831

	7	Sole Dispositive Power
0

	8	Shared Dispositive Power
4,508,831

9	Aggregate Amount Beneficially Owned by Each Reporting Person
4,508,831

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
Not Applicable

11	Percent of Class Represented by Amount in Row 9
63.6%

12	Type of Reporting Person
OO (Limited Liability Company)

CUSIP No. 05479K106	Schedule 13G	Page 7 of 16

1	Names of Reporting Persons
HighCape Co-Investment Vehicle II, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
0
	6	Shared Voting Power
4,508,831

	7	Sole Dispositive Power
0

	8	Shared Dispositive Power
4,508,831

9	Aggregate Amount Beneficially Owned by Each Reporting Person
4,508,831

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
Not Applicable

11	Percent of Class Represented by Amount in Row 9
63.6%

12	Type of Reporting Person
OO (Limited Liability Company)

CUSIP No. 05479K106	Schedule 13G	Page 8 of 16

1	Names of Reporting Persons
HighCape Capital, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
0
	6	Shared Voting Power
4,508,831

	7	Sole Dispositive Power
0

	8	Shared Dispositive Power
4,508,831

9	Aggregate Amount Beneficially Owned by Each Reporting Person
4,508,831

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
Not Applicable

11	Percent of Class Represented by Amount in Row 9
63.6%

12	Type of Reporting Person
OO (Limited Liability Company)

CUSIP No. 05479K106	Schedule 13G	Page 9 of 16

1	Names of Reporting Persons
W. Matthew Zuga
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
0
	6	Shared Voting Power
4,508,831

	7	Sole Dispositive Power
0

	8	Shared Dispositive Power
4,508,831

9	Aggregate Amount Beneficially Owned by Each Reporting Person
4,508,831

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
Not Applicable

11	Percent of Class Represented by Amount in Row 9
63.6%

12	Type of Reporting Person
IN

CUSIP No. 05479K106	Schedule 13G	Page 10 of 16

1	Names of Reporting Persons
Kevin Rakin
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
31,845
	6	Shared Voting Power
4,508,831

	7	Sole Dispositive Power
31,845

	8	Shared Dispositive Power
4,508,831

9	Aggregate Amount Beneficially Owned by Each Reporting Person
4,540,676

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
Not Applicable

11	Percent of Class Represented by Amount in Row 9
64.0%

12	Type of Reporting Person
IN

CUSIP No. 05479K106	Schedule 13G	Page 11 of 16

ITEM 1.	(a)	Name of Issuer:

Aziyo Biologics, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

2510 Prosperity Drive, Suite 370

Silver Spring, MD 20904

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

HighCape Capital, L.P.

HighCape Partners, L.P.

HighCape Partners QP, L.P.

HighCape Partners GP, LLC

HighCape Partners GP, L.P.

HighCape Co-Investment Vehicle I, LLC

HighCape Co-Investment Vehicle II, LLC

HighCape Capital, LLC

W. Matthew Zuga

Kevin Rakin

(b)	Address or Principal Business Office:

The address for each of the Reporting Persons is 452 5th Avenue, 21st Floor, New York, NY 10018.

(c)	Citizenship of each Reporting Person is:

Mr. Zuga and Mr. Rakin are each citizens of the United States of America. Each of the other Reporting Persons is organized under the laws of the state of Delaware.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.001 per share (“Common Stock”).

(e)	CUSIP Number:

05479K106

ITEM 3.

Not applicable.

CUSIP No. 05479K106	Schedule 13G	Page 12 of 16

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2020, based upon 7,091,960 shares of Common Stock outstanding as of November 9, 2020, based on the quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 11, 2020.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
HighCape Capital, L.P.	4,508,831	63.6%	0	4,508,831	0	4,508,831
HighCape Partners, L.P.	4,508,831	63.6%	0	4,508,831	0	4,508,831
HighCape Partners QP, L.P.	4,508,831	63.6%	0	4,508,831	0	4,508,831
HighCape Partners GP, LLC	4,508,831	63.6%	0	4,508,831	0	4,508,831
HighCape Partners GP, L.P.	4,508,831	63.6%	0	4,508,831	0	4,508,831
HighCape Co-Investment Vehicle I, LLC	4,508,831	63.6%	0	4,508,831	0	4,508,831
HighCape Co-Investment Vehicle II, LLC	4,508,831	63.6%	0	4,508,831	0	4,508,831
HighCape Capital, LLC	4,508,831	63.6%	0	4,508,831	0	4,508,831
W. Matthew Zuga	4,508,831	63.6%	0	4,508,831	0	4,508,831
Kevin Rakin	4,540,676	64.0%	31,845	4,508,831	31,845	4,508,831

The amount of securities beneficially owned by the Reporting Persons includes: (i) 49,118 shares of Common Stock held of record by HighCape Partners, L.P.; (ii) 3,652,355 shares of Common Stock held of record by HighCape Partners QP, L.P.; (iii) 499,145 shares of Common Stock held of record by HighCape Co-Investment Vehicle I, LLC; (iv) 259,282 shares of Common Stock held of record by HighCape Co-Investment Vehicle II, LLC; and (v) 48,931 shares of Common Stock held of record by HighCape Capital, L.P. The amount beneficially owned by Mr. Rakin also includes 31,845 shares of Common Stock held of record by the Kevin L. Rakin Irrevocable Trust.

Mr. Rakin and Mr. Zuga are the managing members of HighCape Partners GP, LLC, which in turn is the general partner of HighCape Partners GP, L.P., which in turn is the general partner of each of HighCape Partners, L.P. and HighCape Partners QP, L.P. Mr. Rakin and Mr. Zuga are the managing members of HighCape Capital, LLC, which in turn is the general partner of HighCape Capital, L.P. Each of Mr. Rakin, Mr. Zuga, HighCape Partners GP, LLC and HighCape Partners GP, L.P. may be deemed to beneficially own the securities held of record by HighCape Partners, L.P. and HighCape Partners QP, L.P., and each of Mr. Rakin, Mr. Zuga and HighCape Capital, LLC may be deemed to beneficially own the securities held of record by HighCape Capital, L.P. In addition, Mr. Zuga is the managing member of each of HighCape Co-Investment Vehicle I, LLC and HighCape Co-Investment Vehicle II, LLC and may be deemed to beneficially own the securities held by such entities. Mr. Rakin may be deemed to beneficially own the securities held of record by the Kevin L. Rakin Irrevocable Trust. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons.

CUSIP No. 05479K106	Schedule 13G	Page 13 of 16

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 05479K106	Schedule 13G	Page 14 of 16

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

HIGHCAPE CAPITAL, L.P.

	By:	/s/ W. Matthew Zuga
Name:W. Matthew Zuga
Title:Managing Member

HIGHCAPE PARTNERS, L.P.

	By:	/s/ W. Matthew Zuga
Name:W. Matthew Zuga
Title:Managing Member

HIGHCAPE PARTNERS QP, L.P.

	By:	/s/ W. Matthew Zuga
Name:W. Matthew Zuga
Title:Managing Member

HIGHCAPE PARTNERS GP, LLC

	By:	/s/ W. Matthew Zug
Name:W. Matthew Zuga
Title:Managing Member

HIGHCAPE PARTNERS GP, L.P.

	By:	/s/ W. Matthew Zuga
Name:W. Matthew Zuga
Title:Managing Member

HIGHCAPE CO-INVESTMENT VEHICLE I, LLC
By: HighCape Partners GP, L.P., its general partner
By: HighCape Partners GP, LLC, its general partner

	By:	/s/ W. Matthew Zuga
Name:W. Matthew Zuga
Title:Managing Member

CUSIP No. 05479K106	Schedule 13G	Page 15 of 16

HIGHCAPE CO-INVESTMENT VEHICLE II, LLC
By: HighCape Partners GP, L.P., its general partner
By: HighCape Partners GP, LLC, its general partner

By:	/s/ W. Matthew Zuga
Name:W. Matthew Zuga
Title:Managing Member

HIGHCAPE CAPITAL, LLC

By:	/s/ W. Matthew Zuga
Name:W. Matthew Zuga
Title:Managing Member

/s/ W. Matthew Zuga
Name:W. Matthew Zuga

/s/ Kevin Rakin
Name:Kevin Rakin

CUSIP No. 05479K106	Schedule 13G	Page 16 of 16

LIST OF EXHIBITS

Exhibit No.	Description
99	Joint Filing Agreement.